SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


************************************
          In the Matter of
 Alliant Energy Corporation, et al.           CERTIFICATE
                                              PURSUANT TO
              File No.                          RULE 24

(Public Utility Holding Company Act
              of 1935)
************************************

           This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9455. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated August 26, 1999 (the "Order"), as amended. The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

a. The sales of Common Stock of Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.
      ANSWER:
            7/16/01     44,276 shares    $29.4099 per share
            8/15/01   210,977 shares    $29.2699 per share
            9/17/01     38,164 shares    $30.2802 per share




b. The total number of shares of Alliant Energy Common Stock issued or issuable under options granted during the quarter under Alliant Energy's benefit plans or otherwise.

        ANSWER:
        None

c. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror.

        ANSWER:
        None

d. The names of the guarantors and of the beneficiary of any Guaranteed Note, Alliant Energy Guarantee or Non-utility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

        ANSWER:

        See Exhibit A.


e.    The amount and terms of any Debentures issued during the quarter.

           ANSWER
           None

f. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52.

           ANSWER:
           None.

g. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

           ANSWER
           None

h. The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

            ANSWER:

              Parent                                  Subsidiary                          Amount Invested
              ------                                  ----------                          ---------------

              Alliant Energy
                Investments, Inc.                   AEI Holding Co.                       $     20,500

              Resources                             AER Holding Co.                        $9,782,407





i. A list of U-6B-2 forms (Certificate of the issuance, renewal or guarantee of a security exempted from provisions of Section 6(a)) filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

           ANSWER:

           Alliant Energy Corporate Services, Inc.       August 13, 2001

j. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

           ANSWER: The balance sheets of Alliant Energy and Resources as of September 30, 2001 are in the 10-Q filing for the quarter ended September 30, 2001 and are incorporated herein by reference.


k.    Additional investments in Energy Assets were as follows:

      For investments made by Whiting Petroleum Corporation in the third quarter of 2001, see Exhibit B.


                               S I G N A T U R E

           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                               ALLIANT ENERGY CORPORATION



                               By:  ______________________________
                                    Name: Enrique Bacalao
                                    Title:     Assistant Treasurer

November 30, 2001